UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 29, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart Mackenzie

Name:	Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: February 29, 2008

29 February 2008
LGL REPORTS PROMISING DRILLING RESULTS AT LIHIR ISLAND.
UPDATES RESERVES AND RESOURCES
Lihir Gold Ltd (LGL) is pleased to report encouraging results from an ongoing drilling program at Lihir Island, which will lead to an increase in the current resource estimate.
Drilling results received from holes targeting an area east-northeast of planned mining development included the following intercepts:
.	86 metres at 3.96 grams per tonne

.	210 metres at 3.40 grams per tonne

.	101 metres at 2.99 grams per tonne

.	94 metres at 3.02 grams per tonne.

.	186 metres at 2.84 grams per tonne

.	138 metres at 2.60 grams per tonne
These intercepts were returned from drill holes located outside of the existing resource. A table setting out the full results is included at Appendix One. Additional drilling is to be carried out this year, with results received to date indicating the likelihood of significant resource increases in this area.

GPO Box 905
Lihir Gold Limited	Phone: +617 3318 3300	Brisbane QLD 4001 Australia
Incorporated in Papua New Guinea	Fax: +617 3318 9203	Level 9, 500 Queen Street
ARBN 069 803 998	Website: www. LGLGold.com	Brisbane QLD 4000 Australia

Page 2.
The company has also restated reserves and resources at the Lihir Island operation to account for mining depletion over the past 12 months. At December 31, 2007, resources totalled 39.1 million ounces, including reserves of 22.9 million ounces, making Lihir Island one of the largest gold deposits on earth.
These estimates are based on the same assumptions that were used to calculate the 2006 resource and reserve. In particular, the gold price and cut-off grade assumptions remain unchanged. The restatement does not take into account the planned process plant expansion at Lihir Island. The impact of this expansion will be announced later this year, following optimisation of the mine plan.
The following table sets out the reserves as at December 31, 2007.
Reserve Statement, Lihir Island

			Average	Contained
	Reserve	Tonnes	grade	ounces(3)
Ore Reserves(1)(5)(6)	Category	(millions)	(Au g/t)	(millions)
Reserves (2)	Proved	0	0	0
	Probable	200.4	2.87	18.5
Sub total		200.4	2.87	18.5
Stockpiles Ore (4)	Proved	53.8	2.52	4.4
Total Reserves		254.2	2.80	22.9

(1)	Reserve tonnages have been depleted during 2007 by mining activity. Reserves quoted are those remaining below the 31 December 2007 mining surface, within the December 2007 ultimate pit design, based on the December 2005 resource model.

(2)	Cut-off grade for direct autoclave feed material is 1.38 g/t Au and for flotation feed 0.87 g/t Au

(3)	The reserves reflect an assumed life-of-mine gold price of US$475 per ounce. The number of contained ounces does not indicate the ounces that will be ultimately recovered.

(4)	Stockpile totals reflect ore above cut-off on stockpile at 31 December 2007

(5)	Rounding, conforming to the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code), may cause some computational discrepancies.

(6)	2006 reserve was 258.5 Mt at 2.83 g/t for 23.6M oz Au (US$475 oz). The cut-off grades used for the 2006 reserve were 1.38 g/t for direct autoclave feed material and 0.87 g/t for flotation feed.
The following table provides the 2006 statement for comparison purposes.
Lihir Island Ore Reserve 2006

			Average	Contained
	Reserve	Tonnes	Grade	Ounces
	Category	(Millions)	(Au g/t)	(Millions)
Reserves at 31 December 2006	Probable	212.0	2.89	19.7
Stockpiled Ore	Proved	46.5	2.57	3.8
Total Reserves		258.5	2.83	23.6
The comparison shows a reduction of 11.6Mt in the pit reserves during 2007 and a 7.3Mt increase in stockpile reserves, equating to an overall decrease of 4.3Mt of ore and 700,000 ounces of contained gold.

Page 3.
Resource Statement, Lihir Island

			Average	Contained
Identified Mineral	Resource	Tonnes	grade	ounces(3)
Resource (1)(2)(4)	Category	(millions)	(Au g/t)	(millions)
Resources at 31st December 2007 (1)	Measured	53.8	2.52	4.4
	Indicated	392.8	2.45	30.9
	Inferred	63.4	1.88	3.8
Total Resources		510.1	2.39	39.1

(1)	Cut-off grade 0.87 g/t. Rounding, conforming to the JORC Code, may cause some computational discrepancies

(2)	Resources for the period have been depleted by mining

(3)	The number of contained ounces does not indicate the ounces that will be ultimately recovered. The ounces ultimately recovered and available for sale depends on whether, and the degree to which, mineral resources are converted to ore reserves

(4)	2006 Resource was 520.8 Mt at 2.42 g/t for 40.5M oz Au
The following table sets out the 2006 Resource statement for comparison purposes. It shows that during 2007 there has been a reduction of 10.7 Mt of ore for 1.32 Mozs of contained gold.
Lihir Island Mineral Resources 2006

			Average	Contained
	Resource	Tonnes	grade	ounces
	Category	(millions)	(Au g/t)	(millions)
2006 Resource	Measured	46.5	2.57	3.8
	Indicated	410.2	2.48	32.7
	Inferred	64.1	1.89	3.9
Total Resources		520.8	2.42	40.5
The information in this report that relates to Mineral Resources or Ore Reserves is based on information compiled by Roy Kidd who is a member of the Australian Institute of Geoscientists, and David Grigg who is a member of the Australian Institute of Mining and Metallurgy.
Roy Kidd is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
David Grigg is a full time employee of Lihir Gold Limited in the role of Superintendent Mine Planning for the company. David Grigg has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. David Grigg consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.

Page 4.
     Appendix One
     Significant intersections — January 2008

		From	To
Hole ID	Interval	(m)	(m)
DDHL1496	16m @ 1.86g/t Au & 5.34% S	8	24
	4m @ 2.58g/t Au & 7.77% S	80	84
	8m @ 2.62g/t Au & 7.52% S	102	110
	22m @ 5.56g/t Au & 10.69% S	144	166
	36m @ 4.14g/t Au & 7.32% S	168	204
	16m @ 2.19g/t Au & 4.09% S	214	230
	18m @ 3.52g/t Au & 1.71% S	260	278
DDHL1497	4m @ 2.77g/t Au & 7.3% S	10	14
	12m @ 3.85g/t Au & 14.37% S	26	38
	18m @ 2.46g/t Au & 7.22% S	78	96
	6m @ 5.77g/t Au & 7.35% S	104	110
	26m @ 11.3g/t Au & 6.41% S	218	244
	18m @ 4.06g/t Au & 3.23% S	248	266
DDHL1499	4m @ 15.64g/t Au & 10.13% S	12	16
	8m @ 3.94g/t Au & 8.23%S	20	28
	14m @ 7.58g/t Au & 6.87% S	40	54
	14m @ 1.46g/t Au & 6.86% S	78	92
	10m @ 1.35g/t Au & 2.93% S	104	114
	8m @ 2.33g/t Au & 7.97% S	150	158
	48m @ 6.19g/t Au & 6.9% S	182	230
DDHL1501	16m @ 1.62g/t Au & 3.82% S	72	88
	22m @ 2.22g/t Au & 6.53% S	176	198
	24m @ 1.44g/t Au & 2.76% S	226	250
	14m @ 2.24g/t Au & 3.33% S	280	294
DDHL1502	10m @ 1.68g/t Au & 7.19% S	6	16
	16m @ 6.38g/t Au & 7.77% S	24	40
	10m @ 2.14g/t Au & 6.94%S	52	62
	8m @ 2.92g/t Au & 12.95% S	94	102
	52m @ 2.83g/t Au & 9.43% S	134	186
	4m @ 2.62g/t Au & 8.83% S	194	198
	24m @ 4.72g/t Au & 6.03% S	230	254
	14m @ 4.15g/t Au & 3.49% S	330	344
DDHL1503	8m @ 4.06g/t Au & 8.33% S	30	38
	20m @ 3.58g/t Au & 10.43% S	52	72
	88m @ 4.22g/t Au & 8.21% S	80	168
	36m @ 3.93g/t Au & 7.21% S	176	212
	10m @ 7.25g/t Au & 4.12% S	222	232
DDHL1504	4m @ 1.81g/t Au & 5.4% S	82	86
	6m @ 1.5g/t Au & 6.38% S	98	104
	38m @ 2.78g/t Au & 5.06% S	116	154
	94m @ 3.02g/t Au & 4.28% S	156	250
	8m @ 1.45g/t Au & 1% S	262	270
	18m @ 1.44g/t Au & 0.58% S	280	298

Page 5.

		From	To
Hole ID	Interval	(m)	(m)
DDHL1505	25.8m @ 2.44g/t Au & 6.44% S	4.2	30
	58m @ 1.99g/t Au & 5.76% S	54	112
	10m @ 2.65g/t Au & 4.42% S	120	130
	6m @ 1.81g/t Au & 1.76% S	144	150
	8m @ 1.66g/t Au & 2.81% S	154	162
	6m @ 1.62g/t Au & 1.87% S	194	200
	4m @ 1.9g/t Au & 1.62% S	208	212
	12m @ 2.43g/t Au & 2.16% S	228	240
	48m @ 2.22g/t Au & 1.15% S	250	298
DDHL1506	6m @ 1.8g/t Au & 13% S	20	26
	4m @ 2.38g/t Au & 7.27% S	96	100
	18m @ 2.06g/t Au & 3.39% S	150	168
	4m @ 2.38g/t Au & 3.89% S	176	180
	8m @ 2.25g/t Au & 2.85% S	192	200
	10m @ 1.71g/t Au & 1.95% S	218	228
	8m @ 2.2g/t Au & 1.93% S	242	250
	8m @ 1.51g/t Au & 0.62% S	264	272
	4m @ 2.95g/t Au & 0.72% S	288	292
DDHL 1507	6m @ 1.86g/t Au & 5.74% S	120	126
	50m @ 2.72g/t Au & 3.88% S	138	188
	101m @ 2.99g/t Au & 1.37% S	200	301
DDHL1508	138m @ 2.60g/t Au & 3.55% S	94	232
	52m @ 2.64g/t Au & 1.98% S	248	300
DDHL 1509	4m @ 1.89g/t Au & 1.96% S	12	16
	210m @ 3.4g/t Au & 4.73% S	48	258
DDHL1510	10m @ 1.68g/t Au & 2.83% S	80	90
	186m @ 2.84g/t Au & 4.05% S	114	300
DDHL1511	12m @ 3.22g/t Au & 7.71% S	6	18
	6m @ 1.82g/t Au & 8.88% S	26	32
	12m @ 2.25g/t Au & 3.71% S	218	230
	6m @ 2.36g/t Au & 0.98% S	242	248
DDHL1512	6m @ 1.7g/t Au & 5.29% S	46	52
	10m @ 2.1g/t Au & 6.44% S	60	70
	8m @ 1.71g/t Au & 5.91% S	88	96
	4m @ 2.29g/t Au & 6.82% S	98	102
	86m @ 3.96g/t Au & 5.78% S	110	196
	66m @ 4.18g/t Au & 4.89% S	208	274
	6m @ 1.55g/t Au & 3.83% S	288	294
DDHL1514	6m @ 1.79g/t Au & 6.28% S	42	48
	20m @ 2.13g/t Au & 6.93% S	60	80
	6m @ 3.73g/t Au & 5.23% S	142	148
	20m @ 2.87g/t Au & 7.15% S	156	176
	6m @ 2.47g/t Au & 7.72% S	188	194
	10m @ 3.71g/t Au & 11.27% S	208	218
	18m @ 1.36g/t Au & 5.69% S	230	248
	6m @ 1.91g/t Au & 4.96% S	312	318
	18m @ 1.45g/t Au & 5.8% S	332	350
	9.7m @ 3.52g/t Au & 3.3% S	360	369.7
DDHL1515	24m @ 2.58g/t Au & 4.07% S	116	140
	28m @ 1.89g/t Au & 4.53% S	152	180
	26m @ 2.13g/t Au & 3.14% S	188	214
	14m @ 3.36g/t Au & 4.45% S	222	236
	20m @ 1.64g/t au & 3.49% S	250	270
	12m @ 1.73g/t Au & 5.31% S	288	300